FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of February 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X       Form 40-F
                               ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes       No  X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

     Announcement of share of the voting rights in Severomoravska energetika

CEZ, a. s., hereby announces that the processing of all offers for the buyout of shares issued by Severomoravska energetika, a. s., registered office 709 02 Ostrava, Moravska Ostrava, 28. rijna 3123/152, ID No.: 47675691, at the Securities Centre has been closed.

The mandatory offer for the buyout of shares was initiated on December 23, 2004, and ended on January 27, 2005.

CEZ currently holds a 99.126 % share of the voting rights in the said company.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   CEZ, a. s.

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                                                  (Registrant)

Date:  February 17, 2005


                                            By: /s/ Libuse Latalova
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                                                 Libuse Latalova
                                          Head of Finance Administration